                               1995 ANNUAL REPORT

(Delta Woodside logo appears here)

      CONTENTS
      Common Stock Market Prices and
        Dividends.............................................Inside Front Cover
      Selected Financial Data..................................................1
      Letter to Shareholders.................................................2-3
      Management's Discussion and
        Analysis............................................................4-10
      Operations by Industry
        Segment............................................................11-13
      Report of KPMG Peat
        Marwick LLP...........................................................14
      Consolidated Financial
        Statements.........................................................15-28
      Corporate
        Directory..............................................Inside Back Cover
     COMMON STOCK MARKET PRICES AND DIVIDENDS
       The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.
       The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape, and cash dividends declared per share:

                                                                    1995                1994

FISCAL QUARTERS:                                             High       Low      High       Low
First Quarter                                               $12        $10 5/8   $11 7/8   $10 1/4
Second Quarter                                               11 1/2      9 1/8    11 3/8    10 3/8
Third Quarter                                                11          8 3/8    12 1/2     9 3/4
Fourth Quarter                                               9 3/8       7 5/8    12 1/4    10 7/8



                                                                           Cash
                                                                     Dividends Declared
First Quarter                                                  $.10                     $.10
Second Quarter                                                  .10                      .10
Third Quarter                                                   .10                      .10
Fourth Quarter                                                  .10                      .10

       Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30.
       As of August 22, 1995 there were approximately 2,201 holders of record of the Company's Common Stock.
       Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. The most restrictive of the Company's loan covenants in the loan facility, described in Note E, requires a certain minimum tangible net worth. Under this loan covenant at July 1, 1995, retained earnings of approximately $10.5 million are available for dividends during fiscal 1996.

SELECTED FINANCIAL DATA
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data

OPERATIONS (1)                                 1995      1994      1993      1992      1991      1990      1989      1988
  Net Sales                                  $597,541  $613,776  $686,239  $5705,037 $590,019  $500,894  $569,052  $488,568
  Cost of Goods Sold                          499,093   514,840   564,352   563,827   480,396   427,788   470,265   409,231
  Gross Profit                                 98,448    98,936   121,887   141,210   109,623    73,106    98,787    79,337
  Operating Profit (Loss) excluding
    Litigation, Restructuring Charges          25,058    21,582    55,863    80,628    61,374    37,591    69,245    54,349
  Litigation (Credit) Charge                   (7,000)   27,096
  Restructuring (Credit) Charges                 (553)    9,199                                   2,265
  Operating Profit (Loss)                      32,611   (14,713)   55,863    80,628    61,374    35,326    69,245    54,349
  Corporate Expense                             3,448     3,300     3,278     3,802     2,140     2,249     3,009     2,002
  Earnings (Loss) Before Interest and Taxes    31,367   (18,013)   52,585    76,826    59,234    33,077    66,513    54,209
  Interest Expense                             13,646     8,639     7,775    11,479    22,115    25,768    20,929    12,685
  Income (Loss) Before Income Taxes            17,770   (25,930)   45,172    65,801    37,543     8,029    45,940    41,705
  Income Tax Expense (Benefit)                  7,672    (8,633)   16,968    25,786    13,600     2,020    15,643    13,850
  Income (Loss) Before Cumulative Effect of
    Accounting Change                          10,098   (17,297)   28,204    40,015    23,943     6,009    30,297    27,855
  Cumulative Effect of Accounting Change --
    Income Taxes                                                     (875)
  Net Income (Loss)                            10,098   (17,297)   27,329    40,015    23,943     6,009    30,297    27,855
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus
    Depreciation and Amortization) (8)         34,690     9,596    46,148    54,843    39,041    19,263    40,025    32,421
  Capital Expenditures/Capital Leases          41,834    29,856    49,575    42,916    15,793    19,250    46,048    32,141
  Depreciation and Amortization (8)            24,592    26,893    18,819    14,828    15,098    13,254     9,728     4,566
  Working Capital                             286,887   241,950   262,111   266,356   105,498    71,967    78,726    60,811
  Long-Term Debt and Capital Leases           219,119   161,948   130,464   110,414    71,189    85,704    88,791    35,254
  Funded Debt (2)(5)                          219,395   162,812   132,200   112,133   188,352   227,097   223,397   118,528
  Shareholders' Equity (3)                    286,499   284,877   336,249   318,781   172,647   127,575   127,169    86,462
  Capital Employed (4)                        505,894   447,689   468,449   430,914   360,999   354,672   350,566   204,990
  Total Assets (5)                            610,296   567,003   573,946   524,756   434,424   414,497   331,066   177,300
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                  2.6       3.0       3.5       4.0       4.3       3.5       4.4       6.3
  Net Sales divided by Accounts Receivable        4.9       5.2       4.9       4.3       4.2       4.5       4.6       4.9
  Net Sales divided by Capital Employed           1.2       1.4       1.5       1.6       1.6       1.4       1.6       2.4
  Operating Income (Loss) as % of Capital
    Employed                                      6.2      (3.9)     11.3      17.9      16.5       9.5      19.1      26.5
  Current Ratio                                   4.8       3.5       4.1       4.4       1.6       1.4       1.7       2.2
  Interest Coverage                               2.3      (2.1)      6.8       6.7       2.7       1.3       3.2       4.3
  Gross Profit as % of Sales                     16.5      16.1      17.8      20.0      18.6      14.6      17.4      16.2
  Pretax Income (Loss) as % of Sales              3.0      (4.2)      6.6       9.3       6.4       1.6       8.1       8.5
  Net Income (Loss) as % of Sales                 1.7      (2.8)      4.0       5.7       4.1       1.2       5.3       5.7
  Net Income (Loss) as % of Beginning Equity      3.5      (5.1)      8.6      23.2      18.8       4.7        35        47
COMMON STOCK DATA (PER SHARE) (1)(6)
  Net Income (Loss)                               .42      (.70)     1.03      1.62      1.27       .32      1.65      1.60
  Dividends                                       .40       .40       .40       .35       .30       .30       .20       .05
  Book Value                                    11.76     11.75     12.72     12.07      8.17      6.76      6.82      4.97
  Price Range (7)  -- High                         12    12 1/2    18 3/8    25 1/4    14 1/8    17 7/8    16 1/2    14 1/4
                -- Low                          7 5/8     9 3/4    11 1/8    13 1/2     3 5/8     6 1/2     8 3/4     5 1/4
  Weighted Average Shares Outstanding          24,317    24,550    26,421    24,670    18,879    18,733    18,338    17,385
  Approximate Number of Shareholders            2,154     2,221     2,340     2,255     2,062     2,575     1,475     1,250
OPERATIONS (1)                                  1987      1986
  Net Sales                                   $417,461  $141,810
  Cost of Goods Sold                           343,623   118,909
  Gross Profit                                  73,838    22,901
  Operating Profit (Loss) excluding
    Litigation, Restructuring Charges           49,102    15,027
  Litigation (Credit) Charge
  Restructuring (Credit) Charges
  Operating Profit (Loss)                       49,102    15,027
  Corporate Expense                              1,167       138
  Earnings (Loss) Before Interest and Taxes     46,993    14,889
  Interest Expense                              12,939     5,197
  Income (Loss) Before Income Taxes             34,238     9,983
  Income Tax Expense (Benefit)                  12,667     4,724
  Income (Loss) Before Cumulative Effect of
    Accounting Change                           21,571     5,259
  Cumulative Effect of Accounting Change --
    Income Taxes
  Net Income (Loss)                             21,571     5,259
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus
    Depreciation and Amortization) (8)          24,908     7,494
  Capital Expenditures/Capital Leases            7,924     2,478
  Depreciation and Amortization (8)              3,337     2,235
  Working Capital                               63,602     8,808
  Long-Term Debt and Capital Leases             38,832    21,530
  Funded Debt (2)(5)                           115,732    48,263
  Shareholders' Equity (3)                      59,015     8,803
  Capital Employed (4)                         174,747    57,066
  Total Assets (5)                             149,116    56,736
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                   5.8       8.2
  Net Sales divided by Accounts Receivable         4.5       4.6
  Net Sales divided by Capital Employed            2.4       2.5
  Operating Income (Loss) as % of Capital
    Employed                                      27.0      26.6
  Current Ratio                                    2.2       1.4
  Interest Coverage                                3.6       2.9
  Gross Profit as % of Sales                      17.7      16.1
  Pretax Income (Loss) as % of Sales               8.2       7.0
  Net Income (Loss) as % of Sales                  5.2       3.7
  Net Income (Loss) as % of Beginning Equity       245       148
COMMON STOCK DATA (PER SHARE) (1)(6)
  Net Income (Loss)                               1.36       .35
  Dividends                                         --        --
  Book Value                                      3.41       .59
  Price Range (7)  -- High                      16 1/2        --
                -- Low                           9 7/8        --
  Weighted Average Shares Outstanding           15,840    15,000
  Approximate Number of Shareholders             1,300       N/A

 (1) Financial data reflect the following major business additions from their respective dates of acquisition: (i) a portion of the knit apparel operation acquired on September 30, 1985; (ii) the major portion of the woven fabrics operation and the major portion of the knitted fabrics operation acquired at the beginning of fiscal 1987; (iii) a portion of the knitted fabrics operation acquired on December 27, 1986; (iv) a portion of the knit apparel operation and a portion of the woven apparel operation acquired on September 7, 1988; (v) a portion of the woven apparel operation (including the "Duck Head" label) acquired on February 1, 1989; and (vi) Nautilus International and a portion of the affiliated license products company acquired January 20, 1993.
 (2) Funded Debt includes long- and short-term debt, capital leases and offset factor borrowings. See Note 4.
 (3) Shareholders' Equity at June 27, 1992 and June 29, 1991 includes approximately $113 million and $25.5 million of net proceeds from sales of Common Stock in October 1991 and June 1991, respectively.
 (4) Capital Employed includes shareholders' equity and funded debt.
 (5) Prior to fiscal 1990, the Company offset certain assigned receivables and borrowings relating to its former factor agreements. Had these items not been offset, the Company's accounts receivable and notes payable at the end of the 1989, 1988, 1987 and 1986 fiscal years would have each been increased by approximately $79.4 million, $73.6 million, $64.7 million and $16.2 million, respectively.
 (6) Per share data and weighted average common shares outstanding for fiscal 1987, 1986 and 1985 give retroactive effect to the issuance of 15,000,000 shares of Common Stock relating to the reorganization of companies under common control effective November 25, 1986. The number of shares outstanding at July 1, 1995, July 2, 1994 and July 3, 1993 for financial reporting purposes was 24,357,000, 24,246,000 and 26,437,000 respectively.
 (7) The Company's Common Stock began trading publicly in February 1987.
 (8) Depreciation and amortization include certain write-downs of property and equipment.
                                                                               1

TO OUR FELLOW SHAREHOLDERS
(Photo of E. Erwin Maddrey, II appears here)
E. ERWIN MADDREY, II
To Our Fellow Shareholders:
  Although our fiscal 1995 net sales and operating profits from continuing businesses (excluding special credits and charges) moved up slightly from last fiscal year, we do not consider our results satisfactory. Several of our business units operated in difficult markets caused by a poor climate for soft goods sales at retail. Poor retail times are followed by good periods. Our emphasis this past year has been to continue our efforts to reduce manufacturing costs so that we can compete on a world-wide basis.
  We began our long-range program to modernize our woven textile facilities, operated by Delta Mills Marketing Company. This is Delta Woodside's largest operation and one that has been consistently profitable ever since we acquired it in 1986. This operation is a leader in bottomweight finished fabrics, and we intend to expand its position in these markets. During fiscal 1996, we will move a large spinning and weaving mill out of commodity lightweight unfinished fabric (printcloth) production into production of heavier fabrics for finishing. Simultaneously, we will add a finishing line to our continuous finishing plant to accommodate this additional production for finishing. During fiscal 1995, we began replacing older weaving machines with new, more efficient, machines. We will continue to do this during fiscal 1996. This long-term program has caused varying degrees of internal disruption to the operations of this business, and we expect these disruptions to continue as this program progresses.
  We began site preparation for our new Duck Head distribution center in Winder, Georgia during fiscal 1995. We expect to begin moving finished goods into this new facility towards the end of this calendar year, and to open our new Duck Head Apparel and Duck Head Retail Outlet Stores headquarters in this facility early in calendar 1996. This should lower our branded apparel distribution costs and contribute to more efficient administrative operations for these two businesses.
  During fiscal 1995, we intentionally pulled back our branded apparel business volume while we re-engineered the systems that had previously failed to support the rapid growth of this business in previous years. Consequently, service to our retail customers during our Spring and Fall 1995 seasons showed great improvement over that of previous years. We feel that we are now ready to support a regrowth of this business with reliable systems.
  Due to prior years' failure to properly match inventory deliveries to our facilities with commitments to our retail customers, our branded apparel inventories have gotten too high. Since our branded apparel lines are traditionally styled, we believe that it is in the Company's best interest to reduce excess inventory in an orderly manner over a period of time rather than sell them in large quantities at distressed prices. We are opening several Duck Head Clearance Stores to offer this merchandise to consumers at prices attractive to them and to us.
  Our knitted non-branded apparel operation, Delta Apparel, had a record year both in sales and operating profits. Net sales passed the $100 million mark and profit margins were improved substantially. During fiscal 1995, we decided to start up a new sewing operation in Honduras to lower our average costs of producing garments for this business. We have begun hiring and training on our selected site, near San Pedro Sula, and expect to begin occupying our sewing facility before the end of the 1995 calendar year.
  Our knitted textile operation, Stevcoknit Fabrics, began fiscal 1995 with the advantages from its modernization and consolidation programs completed during fiscal 1994. Positive results were achieved for the first nine months of fiscal 1995, but beginning in March of this year, demand for fabrics prepared for printing and sold to converters slowed dramatically. This market decline impacted our knitted textile plant utilization
2
severely, and results from this business in the last quarter of fiscal 1995 were negative. Lack of any substantial demand for these products is expected to continue at least through the first half of fiscal 1996.
  We have made the decision to enter the consumer market with products from our Nautilus fitness equipment business. We offered our first products for consumers through direct sales during fiscal 1995. We expect to put costs into this effort for at least two years before sales rise to a breakeven level, but we are aware that the consumer market for fitness products is substantially larger than Nautilus' traditional commercial markets. At the same time, we intend to maintain our position as a leading supplier of fitness equipment to these traditional Nautilus markets.
  We are moving into fiscal 1996 with consumer apparel purchases still remaining at relatively low levels. At the same time, imports of textiles and apparel have continued to increase. The combination of these factors, together with historically high-priced cotton and synthetic fibers, will continue to squeeze our profit margins during the first half of fiscal 1996.
  However, we have been dramatically reducing our manufacturing costs for a number of years now, and have confidence that these improvements in our competitive position will insure the continued viability of our company as the movement of textile and apparel production and marketing around the world accelerates. We are therefore optimistic that we will begin to see better earnings performance in the second half of fiscal 1996.
(Photo of Bettis C. Rainsford appears here)
 BETTIS C. RAINSFORD
(Signature of E. Erwin Maddrey, II)
E. Erwin Maddrey, II
President and
Chief Executive Officer
(Signature of Bettis C. Rainsford)
Bettis C. Rainsford
Executive Vice President, Treasurer
and Chief Financial Officer
                                                                               3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
CONSOLIDATED COMPANY RESULTS
FISCAL 1995 VERSUS FISCAL 1994
  Consolidated net sales for the year ended July 1, 1995 were $597.5 million as compared to $613.8 million in the fiscal year ended July 2, 1994, a decrease of 3%. Sales in fiscal 1994 included $17.5 million from the Company's Harper Brothers operation which was sold in June of 1994. Net sales in fiscal 1995 increased in the textile segment and decreased in the apparel segment as compared with net sales in fiscal 1994.
  Consolidated gross profit margin for fiscal 1995 was 16.5%, as compared to the gross profit margin of 16.1% in the prior fiscal year. Gross margins improved slightly in the apparel segment, and decreased in the Company's textile and "other business" segment.
  Consolidated selling, general, and administrative expense for fiscal 1995 totaled $77.0 million, or 13% of net sales, compared to $82.2 million, or 13% of net sales, incurred in fiscal 1994.

(Bar graph appears here with the following plot points)
NET SALES
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1990       1991       1992        1993       1994       1995
500,894    590,019    705,037     686,239    613,776    597,541

  Net interest expense totaled $13.6 million for the year ended July 1, 1995 as compared to $7.9 million incurred in fiscal 1994, due to the combination of higher interest rates and higher average debt levels. The Company's outstanding debt at July 1, 1995 was $219.4 million compared with $162.8 million at July 2, 1994. Final settlement of the Alabama litigation, higher accounts receivable and inventories, and higher capital expenditures accounted for the major part of the Company's need for additional borrowed funds during the latest fiscal year.
  The effective income tax rates for the 1995 and 1994 fiscal years were 43% and 33%, respectively. The lower tax rate for fiscal 1994 was primarily due to the different effects that permanent nondeductible tax items had on the pretax losses in fiscal 1994, as compared to the effect on pretax income in fiscal 1995.
  Net income for the year ended July 1, 1995 was $10.1 million as compared to a net loss of $17.3 million in the year ended July 2, 1994. Net income for fiscal 1995 included pretax credits to income of $7.6 million from the reversal of certain reserves established in fiscal 1994 and referenced in the next sentence. In fiscal 1994, the Company charged pretax income for $27.1 million to establish a reserve for a judgment entered by an Alabama court with respect to a jury award made on November 24, 1993, to three former independent sales representatives of a subsidiary of the Company (the "Alabama litigation"). During fiscal 1995, the Alabama litigation was settled, and all reserves and accruals relating to this action were adjusted appropriately. In addition, in fiscal 1994 the Company charged pretax income $9.2 million for expenses related to restructuring decisions made during that year. Without these special credits and charges, net income of approximately $5.5 million and $5.7 million would have resulted for fiscal years 1995 and 1994, respectively. The Company also retained approximately $1.8 million in its restructuring reserve, principally for rent payments on its former Harper Brothers facilities not yet sublet, and for costs associated with the centralization of Duck Head's distribution system. Net income for fiscal 1995 includes life insurance proceeds of $2.2 million.
  Consolidated inventories totaled $226.0 million at July 1, 1995 as compared to $203.8 million at July 2, 1994, an increase of 11%. Ending inventories were higher in all three of the Company's business segments at July 1, 1995 than at July 2, 1994, due principally to shipments during the last several months of fiscal 1995 not reaching anticipated levels.
  The Company's order backlog at July 1, 1995 stood at $140.0 million as compared to $151.5 million at July 2, 1994, a decrease of $11.5 million, or 8%. Order backlogs were lower in the textile and apparel segments, and higher in the Company's "other business" segment at the end of fiscal 1995 than they were at the end of fiscal 1994.
4

  The Company believes that its profit margins for the first half of fiscal 1996 will remain under severe pressure due principally to historically high-priced cotton and synthetic fibers, and due to continued weak demand for knit textiles prepared for printing.
FISCAL 1994 VERSUS FISCAL 1993
  Consolidated net sales for the fiscal year ended July 2, 1994 (52 weeks) were $613.8 million, a decrease of $72.4 million from the prior year's $686.2 million (53 weeks). Net sales in fiscal 1994 decreased in both the textile and apparel segments as compared with net sales in fiscal 1993.
  Consolidated gross profit margin for fiscal 1994 decreased to 16% compared to 18% in fiscal 1993. Gross margins in fiscal 1994 were impacted by disruption costs associated with the consolidation of the Company's knit finishing plants, by low prices on the sale of closeout apparel merchandise, and by cotton costs rising more rapidly than prices in the January-June 1994 period.
  Consolidated selling, general, and administrative expense for fiscal 1994 was $82.2 million, or 13% of sales, compared to $73.4 million, or 11% of sales in fiscal 1993.
  In fiscal 1994, the Company charged income for $27.1 million to establish a reserve for litigation. The Alabama litigation was settled in June of fiscal 1995 and the Company reduced the litigation reserve by $7 million.

(Bar graph appears here with the following plot points)
NET INCOME (LOSS)
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1990       1991       1992        1993       1994       1995
6,009      23,943     40,015      27,329     (17,297)   10,093

  In view of weak market conditions and the Company's poor performance in the July to December 1993 period, the Company made certain restructuring decisions at the end of its second 1994 fiscal quarter. Among others, these decisions included the sale of the office products division, the closing of a former spinning plant building and discontinuing the girls and juniors line in the Duck Head Apparel division.
  The remainder of the restructuring charges to pretax income incurred in the second quarter of fiscal 1994 involved several smaller projects, principally those relating to the consolidation of the physical facilities of the knit textile division.
  These restructuring decisions included write-downs of $1.6 million of goodwill and $2.1 million of property, plant and equipment.
  Net interest expense totaled $7.9 million during fiscal 1994 as compared to $7.4 million in fiscal 1993. The Company's outstanding debt at July 2, 1994 was $162.8 million compared with $132.2 million at July 3, 1993. During the first six months of fiscal 1994, the Company repurchased 2.3 million shares of its Common Stock for approximately $25.3 million.
  The effective income tax rates for the 1994 and 1993 fiscal years were 33% and 39%, respectively. The lower tax rate for fiscal 1994 was primarily due to the different effects that permanent nondeductible tax items had on the pretax losses in fiscal 1994, as compared to the effect on pretax income in fiscal 1993.
  Net losses for the year ended July 2, 1994 were $17.3 million compared with net income of $27.3 million for the prior fiscal year. If the charges taken in fiscal 1994 for the Alabama litigation and restructuring were excluded, a fiscal 1994 net income of approximately $5.7 million would have resulted.
  Consolidated order backlogs totaled $151.5 million at July 2, 1994, a decrease of $10.6 million, or 7%, from total backlogs at July 3, 1993. Order backlogs for woven textiles and branded apparel were lower, and backlogs for knitted textiles and apparel were higher, at the end of fiscal 1994 as compared to fiscal 1993. The Company believes that order backlogs are generally indicative of future sales.
DIVISION RESULTS
TEXTILE SEGMENT
FISCAL 1995 VERSUS FISCAL 1994
  The Company's textile segment consists of finished woven and knitted textile fabrics sold principally to manufacturers of apparel products. The Company also sells greige goods to fabric converters for various end uses.
  Net sales in the Company's textile segment increased from $391.4 million in the fiscal year ended July 2, 1994 to $393.7 million in the fiscal year ended July 1, 1995. Sales of both woven and knitted textiles were slightly higher in the latest fiscal year than in the prior fiscal year. In the woven textile sector, lower sales of unfinished
                                                                               5
fabrics were more than offset by higher sales of finished cotton and blended fiber fabrics. Sales of woven textiles accounted for approximately 47%, 47% and 49% of the Company's consolidated net sales for fiscal years 1993, 1994 and 1995, respectively. Sales of knit textiles accounted for approximately 17%, 17% and 17% in each of the three most recent fiscal years.

(Bar graph appears here with the following plot points)
NET INCOME AS A
% OF SALES
FISCAL YEARS ENDED JUNE OR JULY

1990       1991       1992        1993       1994       1995
1.2        4.1        5.7         4.0        -2.8       1.7

  Gross profit margins in the textile segment declined from 12% in fiscal 1994 to 11% in fiscal 1995. Gross margins for knitted textiles improved from fiscal 1994 to fiscal 1995, despite a dramatic slowdown since March 1995 in demand for textiles knitted and prepared for printing. Gross margins for woven textiles declined from fiscal 1994 to fiscal 1995, being adversely impacted by poor prices obtained in sales of unfinished fabrics, by higher raw material costs, and by certain manufacturing disruptions caused by the Company's plant modernization program. The Company expects continuing disruptions to occur as the major modernization program in its woven textile facilities progresses over the next several years. The purpose of this large capital project is to expand the Company's position in bottomweight finished fabric markets and to lower production costs.
  Selling, general, and administrative expenses in the textile segment for the year ended July 1, 1995 totaled $22.1 million as compared with $23.9 million in the fiscal year ended July 2, 1994. As a percent of net sales, these costs were 5.6% in fiscal 1995 as compared to 6.1% in fiscal 1994.

(Bar graph appears here with the following plot points)
SHAREHOLDERS' EQUITY
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1990       1991 (1)   1992 (2)       1993       1994       1995
127,575    172,647    318,781     336,249    284,877    286,499

1 1991 Common Stock Offering Proceeds: $25,497
2 1992 Common Stock Offering Proceeds: $113,291

  Operating profits in the textile segment increased $2.7 million, or 14%, from fiscal 1994 to fiscal 1995.
  During fiscal 1995, the textile segment contributed 66% of the Company's consolidated net sales and 45% of the Company's consolidated gross profit, as compared to 64% and 46%, respectively, in fiscal 1994.
  Textile segment inventories were 3.3% higher at July 1, 1995 than at July 2, 1994. Knitted textiles accounted for the increase in the segment's inventory level, due to a marked slowdown towards the end of fiscal 1995 in new orders for fabric prepared for printing.
  The textile segment's capital expenditures totaled approximately $35.2 million for fiscal 1995. The major portion of these expenditures were related to the woven textile long-term modernization project.
  The Company expects that its woven textile facilities will operate at, or near full capacity, during fiscal 1996. However, its knitted textile facilities are not expected to run near full capacity for at least the first six months of fiscal 1996.
  Cotton prices reached a twentieth century record high during the last months of fiscal 1995. At the same time, prices of synthetic fibers utilized by the Company also escalated. The Company has been able to negotiate higher prices for many of its finished textile fabrics, but not at prices high enough to cover increases in its current average fiber costs. Profits in the textile segment are sensitive to the amount of its manufacturing capacity that is utilized, to the cost and availability of its principal raw materials, and to the mix of goods produced.
6

FISCAL 1994 VERSUS FISCAL 1993
  Net sales in the textile segment decreased from $444.9 million in the fiscal year ended July 3, 1993 to $391.4 million in the fiscal year ended July 2, 1994. Net sales of knitted textiles were down 14% from fiscal 1993 due to the lower number of units sold, to lower unit sales prices, and to disruptions in the Company's knit fabric finishing operations resulting from the combining of two finishing plants into one during the year. Average prices in all knit fabric categories declined during most of fiscal 1994 as compared to fiscal 1993. Sales of woven textiles were 11% lower in fiscal 1994 than in fiscal 1993. Higher sales of all cotton finished fabric (1% increase) were more than offset by a sharp decline in sales of synthetic fiber finished fabrics (19% decrease) and greige goods (24% decrease).

(Bar graph appears here with the following plot points)
EARNINGS (LOSS) PER SHARE
FISCAL YEARS ENDED JUNE OR JULY
DOLLARS PER SHARE

1990       1991       1992        1993       1994       1995
 .32        1.27       1.62        1.03       -.70        .42

1990 Weighted Average Shares Outstanding--18,733,000
1991 Weighted Average Shares Outstanding--18,879,000
1992 Weighted Average Shares Outstanding--24,670,000
1993 Weighted Average Shares Outstanding--26,421,000
1994 Weighted Average Shares Outstanding--24,550,000
1995 Weighted Average Shares Outstanding--24,317,000


  Gross profit margins in the textile segment declined from 13% in fiscal 1993 to 12% in fiscal 1994. While gross profit margins in woven textiles were equal in fiscal 1994 to those of the prior year, margins in knitted textiles were 4.4 percentage points lower. The drop in knitted textile margins was due to the lower unit selling prices noted above, and to high unfavorable manufacturing variances associated with the disruption caused by the finishing plants' consolidation.
  Selling, general and administrative costs in the textile segment were slightly higher in fiscal 1994 than in fiscal 1993. As a percent of net sales, these costs were 6.1% in fiscal 1994 as compared to 5.2% in fiscal 1993.
  Operating profits in the textile segment decreased $15.1 million, or 43%, from fiscal 1993 to fiscal 1994. The lower volume and lower gross margins discussed above were the principal contributors to this decrease.
  The textile segment contributed 64% and 65% of the Company's consolidated net sales and 46% and 47% of the Company's consolidated gross profit for the fiscal years 1994 and 1993, respectively.
  Textile segment inventories increased by $8.2 million from the end of fiscal 1993 to the end of fiscal 1994. The major part of this increase was in woven greige goods inventory.
  The textile segment's capital expenditures totaled approximately $18 million for fiscal 1994. The major portion of this amount was for the knitted textile plant consolidation project and knitted fabric finishing equipment.
APPAREL SEGMENT
FISCAL 1995 VERSUS FISCAL 1994
  The Company's apparel segment consists of woven and knit branded apparel sold primarily to retailers and knit apparel sold to screen printers, distributors, and private label accounts. Net sales in this segment decreased by $2.8 million, or 2%, from fiscal 1994 to fiscal 1995. Increased sales of non-branded knit apparel were more than offset by decreases in sales of branded apparel. Increased sales of non-branded knit apparel were due to both increased units and average prices. Lower sales of branded apparel were due to fewer units being sold. Sales of non-branded knit apparel accounted for approximately 12%, 14%, and 17% of the Company's consolidated net sales for fiscal years 1993, 1994 and 1995, respectively. Sales of branded apparel accounted for approximately 19%, 15% and 12% for fiscal years 1993, 1994 and 1995, respectively.
  During fiscal 1995, the Company decided to establish a new sewing operation for non-branded knit apparel items in Honduras. The Company has begun hiring and training at its selected site, and expects to begin occupying this facility before the end of calendar 1995.
  Construction of the Company's branded apparel distribution center in Winder, Georgia, is in progress. The Company expects to begin moving stock into this new consolidated warehouse in November of 1995, and to open its new Duck Head Apparel and Duck Head Retail Outlet Stores headquarters early in calendar 1996. The Company believes that this facility will lower its branded apparel distribution costs and contribute to more efficient administrative operations for these two businesses. The Company believes that its systems for planning inventory acquisitions and its distribution systems are now operating satisfactorily.
                                                                               7

  Gross profit margins in the apparel segment increased from 20% in fiscal 1994 to 25% in fiscal 1995. Gross margins improved in both non-branded knit apparel as well as branded apparel, due to better average prices for knit non-branded apparel as compared to the prior fiscal year, and to better managed sales of closeout branded apparel as compared to the prior fiscal year.
  The apparel segment represented 29% of the Company's fiscal 1995 consolidated net sales and 44% of the Company's fiscal 1995 consolidated gross profit, as compared to 29% and 36%, respectively, in fiscal 1994.
  Selling, general, and administrative expenses in the apparel segment totaled $35.7 million in fiscal 1995, a 4% reduction from fiscal 1994. These expenses were 20% of net sales in fiscal 1995 as compared to 21% in fiscal 1994.
  Fiscal 1995 operating profits in the apparel segment totaled $14.7 million as compared to an operating loss of $31.3 million in fiscal 1994. When the unusual credit and charges to operating profits referred to earlier are removed from both years, operating profits would have been $7.7 million in fiscal 1995 as compared with an operating loss of $1.3 million in fiscal 1994.
  Inventories in the apparel segment at July 1, 1995 totaled $127.3 million, compared to $110.3 million at July 2, 1994. Inventories of non-branded knit apparel increased in proportion to the increase in sales of these products. Inventories of branded apparel increased due to sales of these products being less than anticipated. As reported previously, the Company considers a portion of its branded apparel inventories excessive. At July 1, 1995, the Company estimates that $30 to $50 million of this inventory is in excess of its current requirements. Since the Company's branded apparel lines are traditionally styled, the Company believes that it is best to reduce excess inventory in an orderly manner over a period of time rather than to sell these inventories in large quantities at distressed prices. Management has developed a program to reduce these inventories over the next three years through its retail outlet stores and by reducing production. Although the Company feels that it has adequate reserves to cover any future price markdowns of these inventories, no estimate can be made of the range of amounts of loss that are reasonably possible should the program not be successful.
  Capital expenditures in the apparel segment were $4.8 million during fiscal 1995. These represented improvements in the knitting, fabric finishing, and sewing facilities in this segment. The Company presently is establishing a new sewing facility in Honduras. It is contemplated that the facility will be leased, but the Company may make capitalized leasehold improvements and will make additional capital investments for equipment to be used in this facility.
  The apparel segment's operating results are dependent in large part on orders from retailers, distributors, and screen printers who supply finished garments to retailers. Generally, when retail sales of apparel are strong, the Company's apparel segment benefits. This segment's operating results are also dependent on the utilization of its owned and leased manufacturing facilities. The Company believes that it will operate its non-branded knit apparel facilities at or near full capacity during fiscal 1996. However, it does not believe that its branded apparel facilities will be fully utilized during part or all of fiscal 1996.
  A lawsuit with allegations similar to those in the Alabama litigation had been pending in the United States District Court for the Western District of Kentucky. During fiscal 1995, this case was settled out of court for an amount not considered material by the Company.
FISCAL 1994 VERSUS FISCAL 1993
  Net sales in the apparel segment decreased by $31.1 million to $178.7 million from fiscal 1993 to fiscal 1994. Sales of branded apparel decreased significantly and sales of non-branded knit apparel increased slightly. Sales of branded apparel in fiscal 1994 decreased 26% to $95 million as compared to sales in fiscal 1993, with both unit sales and average unit price being lower in the same comparative period. Sales of non-branded knit apparel increased 3% to $84 million as compared to sales in fiscal 1993, with unit sales being higher and average unit price being slightly lower in the same comparative period.
  Gross profit margins decreased from 26% in fiscal 1993 to 20% in fiscal 1994. A gross margin increase in knit apparel was more than offset by decreased gross margins in branded apparel and outlet store operations.
  The apparel segment represented 29% and 31% of the Company's consolidated net sales, and 36% and 44% of the Company's gross profit for the fiscal years 1994 and 1993, respectively.
  The apparel segment's selling, general, and administrative expenses in fiscal 1994 were $37.1 million as compared to $35.1 million in fiscal 1993. These expenses were 21% of net sales in fiscal 1994 as compared to 17% for fiscal 1993.
  Fiscal 1994 operating losses for the apparel segment totaled $31.3 million, including $30 million for litigation, as compared to operating profits of $18.9 million in fiscal 1993.
  Inventories in the apparel segment at July 2, 1994 totaled $110.3 million, compared to $110.0
8
million at July 3, 1993. Branded apparel inventories fell slightly and non-branded knit apparel inventories rose slightly during fiscal 1994.
  Capital expenditures in the apparel segment were $3.8 million and $10.9 million during fiscal 1994 and 1993, respectively. These represented improvements in the knitting, fabric finishing, and sewing facilities in this segment.

(Bar graph appears here with the following plot points)
FUNDED DEBT
TO EQUITY RATIO*
FISCAL YEARS ENDED JUNE OR JULY

1990       1991       1992        1993       1994       1995
1.8 to 1   1.1 to 1   0.4 to 1    0.4 to 1   0.6 to 1   0.8 to 1

*For purposes of this chart only, funded debt includes long-and short-term debt, capital leases and offset factor borrowings.


LIQUIDITY AND SOURCES OF CAPITAL
  During fiscal 1995, the Company financed its operations, capital expenditures, and dividends primarily through borrowings under its bank credit facility.
  The Company used $15.5 million to fund its operations in fiscal 1995. The Company generated operating cash flows of $32.8 million, and $62.7 million for the 1994 and 1993 fiscal years, respectively. During these periods, cash generated from operations and borrowings was used primarily to finance capital expenditures, including equipment purchases, pay dividends, acquire in fiscal 1993 100% of the stock of Nautilus International, Inc., 100% of the stock of Armonia Textil S.A. (Costa Rica) and its related assets, and 70% of the stock of Apparel Marketing Corporation, and in fiscal 1994 repurchase approximately 2.3 million shares of the Company's Common Stock.
  During fiscal 1995, cash used by investing activities included $32.2 million for purchases of property, plant, and equipment. Fiscal 1995 cash generated from financing activities of $46.1 million resulted primarily from net increases in bank debt of $57.5 million, partially offset by $9.7 million paid in dividends.
  As of July 1, 1995, the Company had working capital of $287 million, as compared to $242 million at July 2, 1994. Accounts receivable and inventories were $4.5 million and $22.2 million higher, respectively, at July 1, 1995 than at July 2, 1994. Accrued liabilities were $22.0 million lower at July 1, 1995 than at July 2, 1994, due primarily to the settlement of the Alabama litigation during fiscal 1995.
  As of June 9, 1995, the Company obtained certain amendments to its long-term Revolving Loan Facility (the "Credit Facility"). These amendments include adjustments to the amount of tangible net worth that the Company is required to maintain, as well as adjustments to the multiple of interest that the Company is required to cover by earnings before interest and taxes on a quarterly basis. As of that date, the requirement under the Credit Facility to cover certain fixed charges by a specified multiple was eliminated for fiscal 1995. Under the amendment, the amount of credit committed under the Credit Facility will be reduced by $15 million at the end of fiscal 1996 and by an additional $15 million at the end of each subsequent fiscal year.
  Upon settlement of the Alabama litigation, the original commitment under the Credit Facility of $275 million was reduced to $263.5 million as contemplated in the original credit agreement. The Credit Facility has a limit of $25 million for the purpose of issuing letters of credit. Availability under the Credit Facility is reduced by outstanding letters of credit which at July 1, 1995 totaled approximately $5.9 million.
  At July 1, 1995, borrowings under the Company's Credit Facility totaled $217.8 million at a weighted average interest rate of 6.8% per annum as compared to 5.18% at July 2, 1994. Certain conditions apply to the Company's ability to borrow under its Credit Facility, including continued compliance with financial covenants. See Note E of the accompanying financial statements for a description of loan covenants, which information is incorporated herein by reference.
  The Credit Facility will mature September 30, 1997, with a provision for one year extensions and (if the extension is made) on each anniversary of the termination date thereafter, such extension to be available only if consented to by all of the lenders. The Company's current interest rate on the major portion of funds borrowed under the Credit Facility is LIBOR plus .75% per annum, but the Credit Facility contains provisions that may decrease the spread over LIBOR depending upon certain financial ratios achieved by the Company. The Credit Facility is an unsecured general obligation of the Company.
  During fiscal 1995, the Company spent approximately $41.8 million in expenditures (on an accrual basis) for property, plant, and equipment. Of this amount, approximately $35.2 million was spent in the textile segment with the major expenditures relating to the long-term capital project for modernizing the Company's woven textile
                                                                               9
production facilities. Approximately $4.8 million was spent in the apparel segment, and approximately $1.9 million was spent in the Company's "other business" segment.
  During fiscal 1996, the Company plans to spend approximately $58 million for capital improvements and new equipment. The majority of this amount is expected to be spent in continuing the woven fabrics modernization program. The Company also expects to complete in fiscal 1996 the construction of its new branded apparel distribution center in Georgia. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.
  The Company believes that cash flow generated by its operations and funds available under its existing credit lines should be sufficient to service its bank debt, to satisfy its day-to-day working capital needs, to fund its planned capital expenditures and to continue the payment of dividends. Based on the Company's history of generating taxable income, it is also likely that the Company will be able to realize its deferred tax assets as discussed in Note G. ENVIRONMENTAL MATTERS
  The Company believes that it is in compliance in all material respects with federal, state, and local environmental statutes and requirements.
  The Company's Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to three sites in North Carolina, South Carolina, and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.
  At the North Carolina site, the Company's information is that there are over 1,400 PRPs, and the Selling Corporation is listed as a "de Minimis" party. The Company's most recent information indicates that the Selling Corporation's share of the costs of the surface removal action (the removal of drums, equipment and materials) for this site will be immaterial. The Company does not currently have information respecting the soil and groundwater cleanup costs that may be incurred with respect to this site.
  At the South Carolina site, there are over 700 PRPs, and the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The site's PRP group has completed a surface removal action, the Selling Corporation's part of which is immaterial. The PRP group is investigating soil and groundwater contamination at the site, but there is currently insufficient information available to estimate the cost of remediating that contamination.
  At the Mississippi site, the PRP group is in the process of performing a surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichloroethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby residential drinking water wells.
  Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.
10

OPERATIONS BY INDUSTRY SEGMENT
  The Company operates principally in two segments: textiles and apparel. The textile segment's principal products are woven and knitted fabrics for apparel and home furnishings manufacturers. The apparel segment is the manufacturer of the "Duck Head" brand of casualwear, completed T-shirts, fleece goods and sportswear, and includes a retail apparel business. The apparel segment sells primarily to department stores and other apparel retailers. The Company also manufactures and sells Nautilus fitness equipment primarily to the institutional market.

                                                                                    July 1, 1995    July 2, 1994    July 3, 1993
Net Sales:
  Textiles
    Unaffiliated customers.......................................................   $393,736,000    $391,401,000    $444,921,000
    Intersegment.................................................................     20,192,000      15,660,000      12,331,000
                                                                                     413,928,000     407,061,000     457,252,000
  Apparel, including retail stores
    Unaffiliated customers.......................................................    175,866,000     178,681,000     209,789,000
    Intersegment.................................................................                                          1,000
                                                                                     175,866,000     178,681,000     209,790,000
  Fitness equipment and other
    Unaffiliated customers.......................................................     27,939,000      43,694,000      31,529,000
    Intersegment.................................................................        866,000       1,474,000       1,269,000
                                                                                      28,805,000      45,168,000      32,798,000
  Intersegment Eliminations......................................................    (21,058,000)    (17,134,000)    (13,601,000)
      Total......................................................................   $597,541,000    $613,776,000    $686,239,000
Gross Profit:
  Textiles.......................................................................   $ 44,321,000    $ 45,355,000    $ 57,075,000
  Apparel, including retail stores...............................................     43,514,000      35,846,000      53,523,000
  Fitness equipment and other....................................................     10,613,000      17,735,000      11,289,000
      Total......................................................................   $ 98,448,000    $ 98,936,000    $121,887,000
Operating Profit (Loss):
  Textiles.......................................................................   $ 22,272,000    $ 19,606,000    $ 34,655,000
  Apparel, including retail stores...............................................     14,663,000     (31,327,000)     18,900,000
  Fitness equipment and other....................................................     (4,324,000)     (2,992,000)      2,308,000
      Total Operating Profit (Loss)..............................................     32,611,000     (14,713,000)     55,863,000
  Interest expense...............................................................    (13,646,000)     (8,639,000)     (7,775,000)
  Insurance proceeds.............................................................      2,204,000
  Corporate expense..............................................................     (3,448,000)     (3,300,000)     (3,278,000)
  Interest income................................................................         49,000         722,000         362,000
      Income (Loss) Before Income Taxes..........................................   $ 17,770,000    $(25,930,000)   $ 45,172,000
Identifiable Assets:
  Textiles.......................................................................   $326,926,000    $314,378,000    $331,036,000
  Apparel, including retail stores...............................................    234,811,000     195,370,000     203,166,000
  Fitness equipment and other....................................................     46,342,000      55,811,000      38,124,000
  Corporate......................................................................      2,217,000       1,444,000       1,620,000
      Total......................................................................   $610,296,000    $567,003,000    $573,946,000
Depreciation and Amortization:
  Textiles.......................................................................   $ 16,867,000    $ 16,552,000    $ 13,087,000
  Apparel, including retail stores...............................................      5,824,000       6,210,000       4,649,000
  Fitness equipment and other....................................................      1,423,000       3,669,000         669,000
  Corporate......................................................................        478,000         462,000         414,000
      Total......................................................................   $ 24,592,000    $ 26,893,000    $ 18,819,000
Capital Expenditures:
  Textiles.......................................................................   $ 35,182,000    $ 18,334,000    $ 34,446,000
  Apparel, including retail stores...............................................      4,812,000       3,844,000      10,941,000
  Fitness equipment and other....................................................      1,810,000       7,659,000       3,611,000
  Corporate......................................................................         30,000          19,000         577,000
      Total......................................................................   $ 41,834,000    $ 29,856,000    $ 49,575,000

  The textile segment sells to the apparel segment at a rate approximately 1% over cost. All other intersegment sales are at prices comparable to unaffiliated customers sales. Intersegment operating profit related to the intersegment sales is not significant. Operating profit is total revenue less operating expenses, excluding interest expense, corporate expense and interest income. Included in 1993 operating profit is a net gain on an involuntary conversion in the fitness equipment division.
  During the fourth quarter of fiscal 1995, the apparel segment settled a lawsuit and reduced related litigation reserves by $7,000,000. Previously during fiscal 1994, the apparel segment had recognized a charge of $27 million in connection with the lawsuit, and the textile, apparel and office products and other divisions recorded restructuring charges of $1,700,000, $2,900,000, and $4,600,000, respectively. Depreciation and amortization include certain writedowns of property and equipment.
  Identifiable assets are those assets that are used in the operations of each segment. Amounts shown for corporate assets consist principally of corporate office equipment and deferred loan costs. Capital expenditures include related accounts payable of $9,178,000, $1,010,000 and $1,694,000 for the 1995, 1994 and
1993 fiscal years, respectively.
12

                     DELTA WOODSIDE INDUSTRIES, INC.
                         MARKETING STRUCTURE

                TEXTILES                             OTHER

                                                     FITNESS
                                                     EQUIPMENT
DELTA MILLS                 STEVCOKNIT
MARKETING CO.               FABRICS CO.              NAUTILUS
                                                     INTERNATIONAL

MARKETS SERVED:             MARKETS SERVED:          MARKETS SERVED:
APPAREL:                    APPAREL:
Bottomweight Fabrics,       Childrens,               Health Clubs,
Women's Blouses &           Men's, Women's           Public Sector,
Dresses, Suit Linings,      Athletic Wear,           YMCAs & Similar
Government &                Topweight &              Institutions,
Uniform Trade               Bottomweight             Medical,
OTHER:                      Dress Fabrics,           Amenity Facilities,
Lamp Shades,                Shirtings, Terry,        Corporate Fitness Centers,
Surgical Tapes              Fleece, Jersey,          Consumer Products
                            Rib Fabrics

                                        APPAREL

                                                RETAIL              LICENSED
                                                OPERATIONS          PRODUCTS
DUCK HEAD              DELTA
APPAREL CO.            APPAREL CO.              DUCKHEAD            INTERNATIONAL
                                                OUTLET STORES       APPAREL MARKETING
                                                                    CORP.

MARKETS SERVED:        MARKETS SERVED:          MARKETS SERVED:     MARKETS SERVED:
Department Stores &    Screen Printers,         Retail Consumers    Department Stores,
Specialty Retailers    Sporting Goods Stores                        Sporting Goods Stores,
                                                                    Specialty Stores,
                       Branded & Private-Label                      Direct Mail,
                                                                    Premiums,
                                                                    Clubs,
                                                                    Military

        INDEPENDENT AUDITORS' REPORT
        THE BOARD OF DIRECTORS AND SHAREHOLDERS
        DELTA WOODSIDE INDUSTRIES, INC.
        We have audited the accompanying consolidated balance sheet of Delta Woodside Industries, Inc. as of July 1, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying financial statements of Delta Woodside
        Industries, Inc. as of July 2, 1994 and July 3, 1993, were audited by other auditors whose report thereon dated August
        17, 1994, except for the first sentence of the second paragraph of Note E, as to which the date is September 7, 1994, expressed an unqualified opinion on those statements.
        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
        In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc.
        at July 1, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        /s/ KPMG Peat Marwick LLP

        Greenville, South Carolina
        August 18, 1995
14

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

                                                                                      JULY 1, 1995     July 2, 1994
ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................................................   $    719,000     $  2,077,000
  Accounts receivable:
     Factor........................................................................     63,085,000       55,440,000
     Customers.....................................................................     64,143,000       64,921,000
                                                                                       127,228,000      120,361,000
     Less allowances for doubtful accounts and returns.............................      5,634,000        3,275,000
                                                                                       121,594,000      117,086,000
  Inventories
     Finished goods................................................................    137,675,000      112,101,000
     Work in process...............................................................     58,806,000       69,402,000
     Raw materials and supplies....................................................     29,553,000       22,300,000
                                                                                       226,034,000      203,803,000
  Deferred income taxes............................................................      8,951,000       12,028,000
  Prepaid expenses and other current assets........................................      5,826,000        1,942,000
                                                               TOTAL CURRENT ASSETS    363,124,000      336,936,000
PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements....................................................      5,783,000        5,318,000
     Buildings.....................................................................     66,928,000       64,497,000
     Machinery and equipment.......................................................    210,200,000      191,267,000
     Furniture and fixtures........................................................      8,112,000        6,943,000
     Leasehold improvements........................................................      2,778,000        2,517,000
     Construction in progress......................................................     18,651,000        9,271,000
                                                                                       312,452,000      279,813,000
     Less accumulated depreciation.................................................    104,393,000       89,782,000
                                                                                       208,059,000      190,031,000
EXCESS OF COST OVER ASSIGNED VALUE OF NET ASSETS ACQUIRED, less accumulated
  amortization of $4,819,000 (1995) and $3,965,000 (1994)..........................     27,310,000       28,164,000
OTHER ASSETS.......................................................................     11,803,000       11,872,000
                                                                                      $610,296,000     $567,003,000

See notes to consolidated financial statements.
                                                                              15

                                                                                      JULY 1, 1995     July 2, 1994
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable...........................................................   $ 50,593,000     $ 46,712,000
  Accrued employee compensation....................................................      5,758,000        6,806,000
  Litigation accrual -- Note L.....................................................                      25,594,000
  Accrued and sundry liabilities...................................................     19,610,000       15,010,000
  Current portion of long-term debt................................................        276,000          864,000
                                                          TOTAL CURRENT LIABILITIES     76,237,000       94,986,000
LONG-TERM DEBT.....................................................................    219,119,000      161,948,000
DEFERRED INCOME TAXES..............................................................     21,473,000       18,808,000
OTHER LIABILITIES AND DEFERRED CREDITS.............................................      6,968,000        6,384,000
SHAREHOLDERS' EQUITY
  Common Stock -- par value $.01 a share -- authorized 50,000,000 shares, issued
     and outstanding 24,357,000 shares (1995) and 24,246,000 shares (1994).........        244,000          242,000
  Additional paid-in capital.......................................................    163,364,000      162,114,000
  Retained earnings................................................................    122,891,000      122,521,000
                                                                                       286,499,000      284,877,000
COMMITMENTS AND CONTINGENCIES
                                                                                      $610,296,000     $567,003,000

See notes to consolidated financial statements.
16

CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.

                                                                                     Year Ended
                                                                   JULY 1, 1995     July 2, 1994     July 3, 1993
Net sales.......................................................   $597,541,000     $613,776,000     $686,239,000
Cost of goods sold..............................................    499,093,000      514,840,000      564,352,000
Gross profit....................................................     98,448,000       98,936,000      121,887,000
Selling, general and administrative expenses....................     77,037,000       82,223,000       73,404,000
Litigation (credit) charge......................................     (7,000,000)      27,096,000
Restructuring (credit) charge...................................       (553,000)       9,199,000
                                                                     28,964,000      (19,582,000)      48,483,000
Other (expense) income:
  Interest expense..............................................    (13,646,000)      (8,639,000)      (7,775,000)
  Interest income...............................................         49,000          722,000          362,000
  Other.........................................................      2,403,000        1,569,000        4,102,000
                                                                    (11,194,000)      (6,348,000)      (3,311,000)
                               INCOME (LOSS) BEFORE INCOME TAXES     17,770,000      (25,930,000)      45,172,000
Income tax expense (benefit)....................................      7,672,000       (8,633,000)      16,968,000
Income (loss) before cumulative effect of accounting change.....     10,098,000      (17,297,000)      28,204,000
Cumulative effect of change in the method of accounting for
  income taxes..................................................                                         (875,000)
                                               NET INCOME (LOSS)   $ 10,098,000     $(17,297,000)    $ 27,329,000
Earnings (loss) per share of Common Stock before cumulative
  effect of accounting change...................................   $        .42     $       (.70)    $       1.07
Cumulative effect of change in the method of accounting for
  income taxes..................................................                                             (.04)
Earnings (loss) per share of Common Stock.......................   $        .42     $       (.70)    $       1.03
Weighted average number
  of shares outstanding.........................................     24,317,000       24,550,000       26,421,000

See notes to consolidated financial statements.
                                                                              17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc.

                                                                                   Additional                       Total
                                                              Common Stock          Paid-In        Retained     Shareholders'
                                                           Shares       Amount      Capital        Earnings        Equity
Balance at June 27, 1992...............................   26,400,371   $264,000   $185,673,000   $132,844,000   $318,781,000
  Incentive Stock Award Plan, shares issued............        2,502                    37,000                        37,000
  Stock Option Plan, shares issued.....................       33,188                   265,000                       265,000
  Tax benefits of stock plans..........................                                262,000                       262,000
  Net income for the year ended July 3, 1993...........                                            27,329,000     27,329,000
  Cash dividends paid -- $.40 a share..................                                           (10,569,000)   (10,569,000)
  Other................................................          825                   144,000                       144,000
Balance at July 3, 1993................................   26,436,886    264,000    186,381,000    149,604,000    336,249,000
  Incentive Stock Award Plan, shares issued............       82,309      1,000        666,000                       667,000
  Stock Option Plan, shares issued.....................       22,188                   194,000                       194,000
  Tax benefits of stock plans..........................                                144,000                       144,000
  Purchase and retirement of Common Stock..............   (2,295,650)   (23,000)   (25,271,000)                  (25,294,000)
  Net loss for the year ended July 2, 1994.............                                           (17,297,000)   (17,297,000)
  Cash dividends paid -- $.40 a share..................                                            (9,786,000)    (9,786,000)
Balance at July 2, 1994................................   24,245,733    242,000    162,114,000    122,521,000    284,877,000
  INCENTIVE STOCK AWARD PLAN, SHARES ISSUED............       52,820      1,000        605,000                       606,000
  STOCK OPTION PLAN, SHARES ISSUED.....................       59,000      1,000        465,000                       466,000
  TAX BENEFITS OF STOCK PLANS..........................                                 24,000                        24,000
  NET INCOME FOR THE YEAR ENDED JULY 1, 1995...........                                            10,098,000     10,098,000
  CASH DIVIDENDS PAID -- $.40 A SHARE..................                                            (9,728,000)    (9,728,000)
  OTHER................................................         (475)                  156,000                       156,000
                                BALANCE AT JULY 1, 1995   24,357,078   $244,000   $163,364,000   $122,891,000   $286,499,000

See notes to consolidated financial statements.
18

CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.

                                                                                      Year Ended
                                                                    JULY 1, 1995     July 2, 1994     July 3, 1993
OPERATING ACTIVITIES
  Net income (loss)..............................................   $  10,098,000    $(17,297,000)    $  27,329,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation................................................      22,532,000      21,344,000        17,090,000
     Amortization................................................       2,060,000       1,859,000         1,729,000
     Reduction in excess of cost over assigned
        value of net assets acquired.............................                       1,549,000
     Writedown of property and equipment.........................                       2,141,000
     Provision for losses on accounts receivable.................       3,311,000       3,886,000         2,025,000
     Provision for deferred income taxes.........................       6,603,000     (10,810,000)        2,398,000
     Losses (gains) on disposition of property
        and equipment............................................         507,000         113,000        (2,916,000)
     Compensation under stock plans..............................       1,096,000       1,005,000           317,000
     Deferred compensation.......................................         738,000         928,000         1,126,000
     Other.......................................................         (70,000)        708,000           753,000
     Changes in operating assets and liabilities
        net of effects from business acquisitions:
        Accounts receivable......................................      (7,819,000)     17,635,000        23,600,000
        Inventories..............................................     (22,231,000)     (6,265,000)      (17,217,000)
        Other current assets.....................................      (3,884,000)      1,610,000        (1,785,000)
        Litigation accrual.......................................     (25,594,000)     25,594,000
        Accounts payable and accrued expenses....................      (2,844,000)    (11,183,000)        8,255,000
                                      NET CASH (USED) PROVIDED BY
                                             OPERATING ACTIVITIES     (15,497,000)     32,817,000        62,704,000
INVESTING ACTIVITIES
  Acquisitions of businesses, net of
     cash acquired...............................................                      (1,565,000)      (20,194,000)
  Property, plant and equipment:
     Purchases...................................................     (32,224,000)    (30,525,000)      (54,409,000)
     Proceeds of dispositions....................................         734,000         698,000         5,878,000
  Sale of business...............................................                       2,102,000
  Other..........................................................        (457,000)       (697,000)         (280,000)
                                               NET CASH (USED) BY
                                             INVESTING ACTIVITIES     (31,947,000)    (29,987,000)      (69,005,000)

                                                                                      Year Ended
                                                                    JULY 1, 1995     July 2, 1994     July 3, 1993
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit........................   $ 348,849,000    $ 33,000,000     $ 194,000,000
  Repayments on revolving lines of credit........................    (291,395,000)    (11,000,000)     (172,640,000)
  Net borrowings on short-term line of credit....................                      10,347,000
  Scheduled principal payments of long-term
     debt........................................................        (871,000)     (1,781,000)       (1,692,000)
  Repurchase and retirement of shares of
     Common Stock................................................                     (25,294,000)
  Dividends paid.................................................      (9,728,000)     (9,786,000)      (10,569,000)
  Other..........................................................        (769,000)         31,000            82,000
                                      NET CASH PROVIDED (USED) BY
                                             FINANCING ACTIVITIES      46,086,000      (4,483,000)        9,181,000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.................      (1,358,000)     (1,653,000)        2,880,000
Cash and cash equivalents at beginning of year...................       2,077,000       3,730,000           850,000
                                        CASH AND CASH EQUIVALENTS
                                                   AT END OF YEAR   $     719,000    $  2,077,000     $   3,730,000

See notes to consolidated financial statements.
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Delta Woodside Industries, Inc.
NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for International Apparel Marketing Corporation which is 70% owned). All significant intercompany balances and transactions have been eliminated.

INVENTORIES: Inventories are stated at the lower of cost or market determined using both first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting.

REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

INTANGIBLE ASSETS: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations is being amortized to expense primarily over periods of 40 years with other amounts amortized over 5 or 15 years. Loan acquisition costs are being amortized over 3 years. Other intangible assets are being amortized over periods of 3 to 40 years, but averaging approximately 10 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the intangible balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

INCOME TAXES: Under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company adopted SFAS 109 in the first quarter of fiscal 1993 and reported the cumulative effect on the change in method of accounting for income taxes as of the beginning of the 1993 fiscal year. Net income was reduced by $875,000 as a result of the cumulative effect adjustment resulting from the change in accounting for income tax expense.

CASH EQUIVALENTS: The Company considers all highly liquid investments of three months or less when purchased to be cash equivalents.

EARNINGS PER COMMON SHARE: Per share data are computed based on the weighted average number of shares of Common Stock outstanding during each period.

FISCAL YEAR: The Company's operations are based on a fifty-two, fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1995 and 1994 each consist of 52 weeks; fiscal 1993 consists of 53 weeks.
                                                                              21

NOTE B -- ACQUISITION OF BUSINESSES
On January 20, 1993, the Company acquired all of the outstanding stock of Nautilus International, Inc., parent company of Nautilus Acquisition Corporation, a manufacturer of fitness equipment. Concurrent with this acquisition, the Company acquired 70% of the stock of Apparel Marketing Corporation which owns the apparel and related accessory licensing rights to the Nautilus name. These acquisitions have been accounted for by the purchase method of accounting, and the accompanying consolidated financial statements include the operations of the acquired businesses from the dates of their respective acquisitions. The total purchase price for the stock acquired in these two transactions was approximately $9.1 million. An additional $11.4 million was paid to retire indebtedness of Nautilus. The total cost of the acquisitions amounted to approximately $20.5 million. The cost exceeded the fair value of net assets acquired by approximately $4.9 million, which has been recorded as goodwill and is being amortized primarily over 40 years.

NOTE C -- ACCOUNTS RECEIVABLE
The woven fabrics operation assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account. At July 1, 1995 the Company had no significant concentrations of credit risk, since substantially all of the Company's accounts receivable are due from many companies that produce apparel, home furnishings and other products and from department stores and specialty apparel retailers located throughout the United States. The Company generally does not require collateral for its accounts receivable.

NOTE D -- INVENTORIES
As reported previously, the Company considers its level of branded apparel inventories excessive. At July 1, 1995, the Company estimates that $30 to $50 million of this inventory is in excess of its current requirement. Management has developed a program to reduce these inventories over the next three years through its retail outlet stores and has reduced production to reflect the current sales demand. Although the Company feels that it has adequate reserves to cover any future price markdowns of these inventories, no estimate can be made of the range of amounts of loss that are reasonably possible should the program not be successful.

As of July 1, 1995 and July 2, 1994, cost for certain inventories of the apparel segment are determined under the LIFO method representing 40% and 35%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the FIFO method. If the inventories of the apparel segment had been determined by the FIFO method, they would have been approximately the same as the reported amounts.
22

NOTE E -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND LEASES
Long-term debt consists of:

                                                                                             July 1, 1995    July 2, 1994
Revolving Credit Facility (6.8% at July 1, 1995), with interest payable monthly...........   $217,775,000    $150,005,000
Short-term note payable -- refinanced.....................................................                     10,347,000
Industrial Revenue Bond payable monthly, through 2001 at 80% of a bank's base rate........      1,296,000       1,535,000
Notes, payable in varying annual amounts, through 1996 at rates varying from
  6% to 10%...............................................................................        130,000         148,000
Other.....................................................................................        194,000         777,000
                                                                                              219,395,000     162,812,000
Less current portion......................................................................        276,000         864,000
                                                                                             $219,119,000    $161,948,000

Certain property, plant and equipment with a net book value of approximately $14,310,000 is collateral for the Industrial Revenue Bond payable of $1,296,000 at July 1, 1995.

In September 1994, the Company obtained an unsecured Revolving Credit Facility of $275 million. The Credit Facility was reduced to $263.5 million upon settlement of the Alabama litigation in June 1995. The Credit Facility has a limit of $25 million for the purpose of issuing letters of credit. The
Revolving Credit Facility will be reduced by $15 million each on June 29, 1996 and June 28, 1997 and will mature on September 30, 1997, with a provision for one-year extensions. At July 1, 1995, the Company's interest rate is LIBOR plus
 .75%. The Credit Facility contains provisions that may decrease the spread over LIBOR depending upon certain financial ratios achieved by the Company. At July 1, 1995 outstanding letters of credit of $5,882,000 issued to certain suppliers and not included in the accompanying financial statements reduced the unused portion of the facility to $39,844,000.

The long-term revolving Credit Facility contains various restrictive covenants requiring minimum tangible net worth and certain other minimum financial ratios. The agreement also restricts additional indebtedness, dividends and capital expenditures. The Company is permitted, absent a default, to pay cash dividends up to $25 million. At July 1, 1995 the minimum tangible net worth requirement under the new Credit Facility would have limited available dividends to $10.5 million.

Total interest expense incurred by the Company was $13,947,000, $8,639,000 and $8,005,000 in the 1995, 1994 and 1993 fiscal years, respectively, of which approximately $301,000 and $230,000 was capitalized in fiscal 1995 and 1993, respectively. Total interest paid during the 1995, 1994 and 1993 fiscal years was $12,940,000, $8,275,000 and $9,012,000, respectively.

Rent expense relating to operating leases was approximately $6,081,000 (1995), $5,617,000 (1994) and $5,235,000 (1993). Aggregate principal maturities of all long-term debt and minimum payments under operating leases are as follows:

                                 Long-term       Operating
Fiscal Year                         Debt          Leases
    1996.....................   $    276,000    $ 3,907,000
    1997.....................        393,000      3,042,000
    1998.....................    218,048,000      2,116,000
    1999.....................        268,000        887,000
    2000.....................        264,000        712,000
    Later Years..............        146,000      2,434,000
                                $219,395,000    $13,098,000

NOTE F -- SHAREHOLDERS' EQUITY
During the first six months of fiscal 1994, the Company repurchased 2,296,000 shares of Common Stock at an average price of $11.02 for a total of $25.3 million.

The Stock Option Plan was approved by the shareholders in fiscal 1991. The Plan gives the Company the right to grant awards or options for up to 300,000 shares of Common Stock to employees. Transactions under the Stock Option Plan are as follows:

                        Prices        Outstanding   Exercisable
June 27, 1992.....  $     4.00-9.94     199,376        29,751
  Granted.........        7.00-7.68      16,000
  Became
    exercisable...        4.00-9.94                    52,792
  Exercised.......        4.00-9.94     (33,188)      (33,188)
  Cancelled.......        4.00-9.19      (5,500)
July 3, 1993......        4.00-9.94     176,688        49,355
  Granted.........             5.44      20,000
  Became
    exercisable...        4.00-9.94                    69,959
  Exercised.......        4.00-9.94     (22,188)      (22,188)
  Cancelled.......        4.00-9.94     (35,374)
July 2, 1994......        4.00-9.94     139,126        97,126
  Granted.........        5.13-5.88      61,000
  Became
    exercisable...        4.00-9.94                    26,749
  Exercised.......        4.00-7.00     (59,000)      (59,000)
  Cancelled.......        4.00-9.94     (11,876)       (1,750)
July 1, 1995......        4.00-9.94     129,250        63,125

The average exercise price for all options outstanding was $5.70 per share at July 1, 1995. These options expire on various dates beginning November 1995 and ending on November 1999. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $161,000, $232,000 and $186,000 during fiscal 1995, 1994 and 1993, respectively. The Board of Directors intends to seek authorization to grant options for additional shares in the annual shareholders' meeting in the Fall of 1995. Options available for grant at July 1, 1995, July 2, 1994 and July 3, 1993 were 38,500, 87,624 and 72,250, respectively.

The Incentive Stock Award Plan was approved by the shareholders during fiscal 1991. The Plan gives the Company the right to grant awards for up to 300,000 shares of Common Stock to employees. The Board of Directors intends to seek authorization to award additional shares in the annual shareholders' meeting in the Fall of 1995.

Under the Incentive Stock Award Plan, awards for the right to purchase for $.01 per share up to 19,723 shares, 260,581 shares and 4,164 shares were granted to certain management and key employees during fiscal 1995, 1994 and 1993, respectively. The shares granted in excess of shares available are contingent upon shareholder approval. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $939,000, $1,111,000 and $561,000 for the fiscal years 1995, 1994 and 1993, respectively. The shares granted in fiscal 1994 and 1995 in excess of shares available are contingent upon shareholder approval. Shares available for grant at July 3, 1993 were 113,813.

During November 1991, the shareholders authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million. The Board of Directors was also authorized to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters.
24

NOTE G -- INCOME TAXES
For fiscal 1995, the Company has an alternative minimum tax ("AMT") liability of approximately $1.6 million since its AMT liability is greater than its regular tax liability. To the extent that the Company pays AMT, it can apply such AMT as a credit against regular tax liabilities in future years. The Company expects to utilize future AMT credits as taxable income increases and current temporary differences reverse.

At July 1, 1995, the Company has net operating loss carryforwards of $11 million for income tax purposes that expire in years 1996 through 2003. Those carryforwards resulted from the Company's 1986 acquisition of certain companies from J.P. Stevens & Co., Inc. and from the 1988 acquisition of Stanwood Corporation. In addition to net operating loss carryforwards, at the time of acquisition, Stanwood Corporation had general business credit carryforwards which totaled $835,000. The Company utilized $225,000 of these general business credit carryforwards in its fiscal 1992 federal income tax return. The remaining business credit carryforwards will expire in fiscal years ending 1999 through 2003. The Company expects the net operating loss remaining from the Stanwood acquisition of $9.2 million and general business credit carryforwards of $610,000 will be utilized prior to the expiration of the carryforward periods. For financial reporting purposes, a valuation allowance of $3.5 million was recognized in fiscal 1993 to offset the deferred tax assets recorded related to those carryforwards. If realized, the tax benefits for a portion of those items will be applied to reduce goodwill related to business acquisitions.
Although the Tax Reform Act of 1986 placed annual limitations on utilizing NOLs and tax credits for companies which have changed ownership, this should not impact the Company's ability to ultimately utilize its carryovers. The maximum annual usage of the Stanwood NOL is limited by applicable provisions of the Internal Revenue Code to approximately $1 million per year.

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement amounts and amounts used for income tax purposes. At the end of fiscal 1995, the Company's gross deferred tax assets are approximately $26 million. The deferred tax assets have been reduced by a valuation allowance of approximately $5.6 million. The valuation allowance will be adjusted from time to time as the tax benefits are realized. During fiscal 1995, the valuation allowance increased by $1.7 million, primarily for the tax effect of certain current year state net operating losses.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                      1995          1994
Assets
Litigation accrual...............  $ 1,219,000   $10,316,000
Net operating loss
  carryforward...................    6,665,000     4,971,000
Inventory........................    5,183,000     4,147,000
Tax credit carryforward..........    4,370,000     2,560,000
Deferred compensation............    2,111,000     2,010,000
Stock compensation accruals......      837,000       810,000
Accrued vacation.................      696,000       551,000
Workers' compensation............      311,000       320,000
Health claims....................    1,310,000       374,000
Allowance for doubtful
  accounts.......................    1,527,000       235,000
Other............................    2,080,000     1,694,000
Subtotal.........................   26,309,000    27,988,000
Valuation allowance..............   (5,631,000)   (3,925,000)
Deferred tax assets..............   20,678,000    24,063,000
Liabilities
Depreciation.....................   27,053,000    22,838,000
Inventory --
  LIFO basis difference..........    3,511,000     3,509,000
Intangibles......................    2,128,000     2,364,000
Other............................      508,000     2,132,000
Deferred tax liabilities.........   33,200,000    30,843,000
    Net deferred
      tax liabilities............  $12,522,000   $ 6,780,000

Significant components of the provision for income taxes are as follows:

                                                                                       1995           1994           1993
Current:
  Federal income taxes...........................................................   $  883,000    $  2,029,000    $11,980,000
  State income taxes.............................................................      726,000         148,000      2,590,000
    Total current................................................................    1,609,000       2,177,000     14,570,000
Deferred:
  Federal income taxes (benefits)................................................    5,190,000      (9,593,000)     1,901,000
  State income taxes (benefits)..................................................      873,000      (1,217,000)       497,000
    Total deferred...............................................................    6,063,000     (10,810,000)     2,398,000
Total provision..................................................................   $7,672,000    $ (8,633,000)   $16,968,000

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate:

                                                                                        1995          1994           1993
Income tax expense (benefit) at statutory rates...................................   $6,220,000    $(9,076,000)   $15,358,000
State taxes (benefits), net of federal benefit....................................    1,039,000       (695,000)     1,951,000
Life insurance proceeds...........................................................     (760,000)
Amortization of excess of cost over assigned value of net assets acquired.........      280,000        865,000        303,000
Foreign subsidiary loss (income)..................................................      336,000        101,000       (218,000)
State NOL benefits................................................................     (940,000)      (736,000)
Valuation allowance adjustments...................................................    1,706,000        372,000
Other.............................................................................     (209,000)       536,000       (426,000)
                                                                                     $7,672,000    $(8,633,000)   $16,968,000

The Company made income tax payments of approximately $5,377,000, $2,350,000 and $20,171,000 during the 1995, 1994 and 1993 fiscal years, respectively.
Effective June 28, 1992 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of June 28, 1992 was to decrease fiscal 1993 net income by approximately $875,000.

NOTE H -- OPERATIONS BY INDUSTRY SEGMENT
Industry segment information for the Company presented on pages 11 and 12 of this Annual Report is an integral part of these financial statements.

NOTE I -- EMPLOYEE BENEFIT PLANS
Under the terms of the Delta Woodside Industries Employee Retirement Plan, the Board of Directors has the discretion to authorize contributions from time to time to the Retirement Plan of cash or a maximum of 504,790 shares of the Company's Common Stock. A trustee holds the assets of the Retirement Plan for the benefit of the participants who may withdraw amounts or shares only upon retirement, death, disability or other termination of employment. All employees of the Company who are at least 21 years of age with one year of service participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan.
The Company's 1995, 1994 and 1993 contributions allocated to participants were $358,000, $363,000 and $1,581,000, respectively. The contributions were made in cash.

The Company maintains a 401(k) employee savings and investment plan for employees meeting certain eligibility requirements. During fiscal 1995, the Company contributed $196,000 to the plan. The Company made no contributions to the plan during fiscal 1994 and 1993.

The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 1, 1995 and July 2, 1994, the total liability amounted to $5,273,000 and $4,428,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.

NOTE J -- AFFILIATED PARTY TRANSACTIONS
The Company leases its corporate and other office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Certain of these leases are on a monthly basis with others expiring in 1997. Under the leases, the Company made payments of approximately $254,000, $292,000 and $226,000 for the 1995, 1994 and 1993 fiscal years, respectively.
26

NOTE K -- FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's carrying value of long-term debt approximates fair value since the rates are tied to floating rates. There are no other material finan-cial instruments which require fair value disclosure.

NOTE L -- COMMITMENTS AND CONTINGENCIES
During fiscal 1996, the Company plans to spend approximately $58 million for capital improvements and new equipment, primarily in continuation of the modernization program for the woven fabrics division of the Company's textile segment. The remainder of the fiscal 1996 capital expenditures include completion of construction of the "Duck Head" central distribution center, and various other projects across all of the Company's business segments. The Company believes that its facilities and equipment are adequate to allow it to remain competitive with its primary competitors.

At July 2, 1994, the Company had accrued $25,594,000 in connection with an Alabama jury award. During fiscal 1995, the award was reduced by approximately $9.7 million following appeals by the Company, and was finally settled with the plaintiffs in June 1995.

During fiscal 1994, the Company made certain decisions regarding its operations which resulted in a restructuring charge. These decisions included restructuring charges of $3.2 million for the sale of the office products business, $1.3 million to abandon plans to develop a spinning plant building and $2.4 million in the apparel segment to discontinue a women's line of apparel and consolidate distribution operations. These restructuring decisions include write-downs of $1.6 million of goodwill and $2.1 of property plant and equipment.

The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation. At two sites the previous company is listed as a "de minimis" party. At the third site, the previous company is ranked eleventh out of a total of over 300 potentially responsible parties based on the company's volume of contribution of about 3%. Latest estimates of certain costs to clean up the site range up to $4 million. Although there is uncertainty as to several legal issues, the Company believes that it has certain defenses to liability at these sites. Based on the information currently known to it, the Company does not believe that the potential liabilities arising from these three sites will have a materially adverse impact on the Company.

From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.
                                                                              27

NOTE M -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of quarterly results of operations for the years ended July 1, 1995 and July 2, 1994:

                                                                                         Quarter Ended
                                                                       October 2       January 1     April 2      July 2
(In thousands, except per share data)
1995
Net sales..........................................................     $141,275       $ 142,520     $150,894    $162,852
Gross profit.......................................................       25,449          21,611      23,756       27,632
Net income (loss)..................................................        4,164             371         943        4,620
Earnings (loss) per share of Common Stock..........................          .17             .02         .04          .19

                                                                                         Quarter Ended
                                                                       October 2       January 1     April 2      July 2
(In thousands, except per share data)
1994
Net sales..........................................................     $146,426       $ 149,344     $155,194    $162,812
Gross profit.......................................................       24,369          17,989      28,156       28,422
Net income (loss)..................................................        1,794         (31,995)      6,581        6,323
Earnings (loss) per share of Common Stock..........................          .07           (1.31)        .27          .26

During the first quarter of fiscal 1995, the Company recognized certain life insurance proceeds of $2.2 million. During the fourth quarter of fiscal 1995, the Company recognized a pretax credit of $7 million upon settlement of the Alabama lawsuit.

During the second quarter of fiscal 1994, the Company recorded charges of $33 million for the Alabama lawsuit and $12.7 million for restructuring. The litigation charge was reduced to $27.1 million during the third quarter and the restructuring charge was reduced to $9.2 million during the fourth quarter due principally to a change in estimate related to the sale of the office products business.

The Company made certain adjustments in the fourth quarter of fiscal 1994 resulting from changes in estimates that were material to the results of operations. The aggregate effect of the adjustments after applicable income taxes was an increase in net income of $2.4 million.
28

CORPORATE DIRECTORY
OPERATING COMPANIES OF
DELTA WOODSIDE INDUSTRIES, INC.
       DELTA MILLS MARKETING COMPANY
            P.O. Box 6126, Station B
            100 Augusta Street
            Greenville, SC 29606
       STEVCOKNIT FABRICS COMPANY
            P.O. Box 1500
            Greer, SC 29652
       DUCK HEAD APPAREL COMPANY
            P.O. Box 688
            89 East Athens Street
            Winder, GA 30680
       DELTA APPAREL COMPANY
            3355 Breckinridge Boulevard
            Suite 100
            Duluth, GA 30136
       DUCK HEAD RETAIL OPERATIONS
            233 N. Main St., Suite 250
            Greenville, SC 29601
       INTERNATIONAL APPAREL MARKETING CORPORATION
            80 West 40th Street, Suite 42
            New York, New York 10018
       NAUTILUS INTERNATIONAL
            709 Powerhouse Road
            Independence, Virginia 24348-0708
       CORPORATE OFFICERS
            E. ERWIN MADDREY, II
            President and Chief Executive Officer
            BETTIS C. RAINSFORD
            Executive Vice President, Treasurer
            and Chief Financial Officer
            JANE H. GREER
            Vice President and Secretary
            DOUGLAS J. STEVENS
            Controller and Assistant Secretary
            BRENDA L. JONES
            Assistant Secretary
BOARD OF DIRECTORS
     * C. C. GUY**
       Retired businessman
     * DR. JAMES F. KANE**
       Dean Emeritus, College of Business
       University of South Carolina
     * DR. MAX LENNON**
       President and
       Chief Executive Officer
       Eastern Foods, Inc.
       (Manufacturer and distributor of food products)
       E. ERWIN MADDREY, II
       President and
       Chief Executive Officer
       Delta Woodside Industries, Inc.
       BUCK A. MICKEL**
       Vice President and Director
       Micco Corporation
       (Real estate and business investments)
       BUCK MICKEL**
       Chairman of the Board and
       Chief Executive Officer
       RSI Holdings, Inc.
       (Sold prior business; seeking business opportunities)
       BETTIS C. RAINSFORD
       Executive Vice President, Treasurer
       and Chief Financial Officer
       Delta Woodside Industries, Inc.
     * Member Audit Committee
       ** Member Compensation Committee

    FORM 10-K
    Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 1995 including financial statements and schedules, but excluding exhibits. Requests should be directed to:
    Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Hammond Square, Suite 200, Greenville, South Carolina 29601.

    ANNUAL MEETING
    The Annual Meeting of Shareholders of
    Delta Woodside Industries, Inc. will be
    held on Thursday, November 9, 1995, at
    10:30 a.m., at the Hyatt Regency Hotel, 220
    North Main Street, Greenville,
    South Carolina.

                        DELTA WOODSIDE INDUSTRIES, INC.
                               233 N. Main Street
                           Hammond Square, Suite 200
                              Greenville, SC 29601
                                 (803) 232-8301

Delta Woodside Industries, Inc.
233 N. Main Street
Suite 200
Greenville, S.C. 29601